Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

June 30, 2018 and 2017

KB Financial Group Inc.

Index

June 30, 2018 and 2017

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as of June 30, 2018, and the related separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2018. The separate statement of financial position as of December 31, 2017, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2017.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/S/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

June 30, 2018 (Unaudited) and December 31, 2017

(In millions of Korean won)	Notes	June 30, 2018		December 31, 2017
		(Unaudited)
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	467,246	~~W~~	245,400
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	4,5,7		—		284,485
Financial assets at fair value through profit or loss	4,5,7		286,433		—
Loans at amortized cost	4,5,8		10,000		10,000
Investments in subsidiaries	9		24,062,116		24,062,116
Property and equipment	10		728		697
Intangible assets	11		8,720		8,864
Net defined benefit assets	16		—		201
Deferred income tax assets	12		7,961		10,282
Other assets	4,5,13		611,357		480,789

Total assets		~~W~~	25,454,561	~~W~~	25,102,834

Liabilities
Debts	4,5,14	~~W~~	—	~~W~~	300,000
Debentures	4,5,15		5,642,417		5,162,600
Net defined benefit liabilities	16		840		—
Current income tax liabilities			482,391		308,854
Other liabilities	4,5,17		139,429		204,835

Total liabilities			6,265,077		5,976,289

Equity
Share capital	18		2,090,558		2,090,558
Capital surplus	18		14,742,814		14,742,814
Accumulated other comprehensive income	18		(5,306)		(5,233)
Retained earnings	18		3,297,612		3,054,379
Treasury shares	18		(936,194)		(755,973)

Total equity			19,189,484		19,126,545

Total liabilities and equity		~~W~~	25,454,561	~~W~~	25,102,834

[1]

The separate statement of financial position as at June 30, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative separate statement of financial position as at December 31, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and six-month Periods Ended June 30, 2018 and 2017 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2018				2017
		(Unaudited)				(Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	2,344	~~W~~	3,342	~~W~~	2,083	~~W~~	2,610
Interest expense			(31,262)		(60,361)		(25,634)		(45,604)

Net interest expense	20		(28,918)		(57,019)		(23,551)		(42,994)

Fee and commission income			152		269		168		336
Fee and commission expense			(2,547)		(3,900)		(4,417)		(5,337)

Net fee and commission expense	21		(2,395)		(3,631)		(4,249)		(5,001)

Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)	22		—		—		1,326		4,885

Net gains on financial assets at fair value through profit or loss	22		6,123		8,732		—		—

Net other operating income	23		—		1,089,556		—		709,544

General and administrative expenses	24		(12,111)		(25,228)		(14,396)		(26,611)

Operating profit before provision for credit losses			(37,301)		1,012,410		(40,870)		639,823
Provision for credit losses			—		—		—		—

Operating profit			(37,301)		1,012,410		(40,870)		639,823
Net non-operating expenses	25		(15)		(101)		49		(40)

Profit before income tax			(37,316)		1,012,309		(40,821)		639,783
Income tax expense	26		(802)		(2,348)		1,183		533

Profit for the period			(38,118)		1,009,961		(39,638)		640,316

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(35)		(73)		(29)		(56)

Other comprehensive income for the period, net of tax			(35)		(73)		(29)		(56)

Total comprehensive income for the period		~~W~~	(38,153)	~~W~~	1,009,888	~~W~~	(39,667)	~~W~~	640,260

Earnings per share
Basic earnings per share	27	~~W~~	(96)	~~W~~	2,545	~~W~~	(100)		1,614
Diluted earnings per share	27		(96)		2,529		(100)		1,606

[1]

The separate statement of comprehensive income for the three-month and six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative separate statement of comprehensive income for the three-month and six-month period ended June 30, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2018 and 2017 (Unaudited)

					Accumulated
					Other
(In millions of Korean won)	Share		Capital		Comprehensive		Retained		Treasury		Total
	Capital		Surplus		Income		Earnings		Shares		Equity
Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the period		—		—		—		640,316		—		640,316
Remeasurements of net defined benefit liabilities		—		—		(56)		—		—		(56)

Total comprehensive income		—		—		(56)		640,316		—		640,260

Transactions with shareholders
Dividends		—		—		—		(497,969)		—		(497,969)
Acquisition of treasury shares		—		—		—		—		(82,111)		(82,111)

Total transactions with shareholders		—		—		—		(497,969)		(82,111)		(580,080)

Balance at June 30, 2017 (Unaudited)	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,798)	~~W~~	3,141,270	~~W~~	(801,201)	~~W~~	19,081,997

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the period		—		—		—		1,009,961		—		1,009,961
Remeasurements of net defined benefit liabilities		—		—		(73)		—		—		(73)

Total comprehensive income		—		—		(73)		1,009,961		—		1,009,888

Transactions with shareholders
Dividends		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(180,221)		(180,221)

Total transactions with shareholders		—		—		—		(766,728)		(180,221)		(946,949)

Balance at June 30, 2018 (Unaudited)	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,306)	~~W~~	3,297,612	~~W~~	(936,194)	~~W~~	19,189,484

[1]

The separate statement of changes in equity for the six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative separate statement of changes in equity for the six-month period ended June 30, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2018 and 2017 (Unaudited)

(In millions of Korean won)	Note	2018		2017
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,009,961	~~W~~	640,316

Adjustment for non-cash items
Depreciation and amortization			347		347
Share-based payments			(145)		3,943
Net interest expense			2,273		4,301
Net gains on valuation on financial assets at fair value through profit or loss (under Korean IFRS 1039)			—		1,189
Net gains on valuation on financial assets at fair value through profit or loss			(1,948)		—
Net other expenses			1,096		1,170

		1,623		10,950

Changes in operating assets and liabilities
Deferred income tax assets			2,321		(533)
Other assets			(375)		(2,593)
Other liabilities			(5,590)		(4,207)

		(3,644)		(7,333)

Net cash inflow from operating activities			1,007,940		643,933

Cash flows from investing activities
Acquisition of subsidiaries			—		(1,360,098)
Acquisition of financial assets at fair value through profit or loss			—		(50,000)
Collection of loans			—		29,415
Acquisition of property and equipment			(209)		(27)
Acquisition of intangible assets			(41)		(278)
Disposal of intangible assets			34		—
Net increase in guarantee deposits paid			(359)		—
Other investing activities			(6)		—

Net cash inflow(outflow) from investing activities			(581)		(1,380,988)

Cash flows from financing activities
Increase in debts			—		1,124,675
Decrease in debts			(298,485)		(777,742)
Increase in debentures			628,399		1,327,103
Decrease in debentures			(149,676)		(149,669)
Dividends paid to shareholders of the Parent Company			(766,728)		(497,969)
Acquisition of treasury shares			(199,023)		(82,111)

Net cash inflow (outflow) from financing activities			(785,513)		944,287

Net increase in cash and cash equivalents			221,846		207,232
Cash and cash equivalents at the beginning of the period	28		245,397		115,062

Cash and cash equivalents at the end of the period	28	~~W~~	467,243	~~W~~	322,294

[1]

The separate statement of cash flows for the six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative separate statement of cash flows for the six-month period ended June 30, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of June 30, 2018, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment&Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2018, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of June 30, 2018.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to Korean IFRS 1040 Investment Property

An entity shall transfer a property to, or from, investment property when, and only when, there is evidence of the change in use; Paragraph 57 at the Korean IFRS shows the examples of evidence of a change in use. The Korean IFRS, also, clarifies that investments property under construction is included within the scope of this amendment.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Korean IFRS 2122 Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction, for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	Enactment of Korean IFRS 1109 Financial Instruments

The Company has adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of K-IFRS 1109, comparative periods have not been restated. The adoption does not have a significant impact on the financial statements.

•	Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Company has adopted Korean IFRS 1115 Revenue from Contracts with Customers. As permitted by the transition requirements of K-IFRS 1115, comparative periods have not been restated. The adoption does not have a significant impact on the financial statements.

Certain new accounting standards and interpretations that have been published but are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Korean IFRS 2104 Determining whether an Arrangement contains a Lease, Korean IFRS 2015 Operating Leases-Incentives, and Korean IFRS 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under Korean IFRS 1116 are similar to Korean IFRS 1017.

The Company is currently in process of analyzing the potential impact on its financial statements resulting from the application of Korean IFRS 1116.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Company classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Company classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Company primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Company uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

Level 1 : quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 : unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Company derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Company has not retained control. If the Company neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Company writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Company considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.1.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the separate statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Company as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.3.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.4 Expected Credit Loss of Financial Assets (Debt Instruments)

The Company measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset.

One or more of the following items is deemed significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Company determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally deems one or more of the following items credit-impaired:

•	more than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of banks;

•	corporate borrowers that are rated C or D;

•	debt restructuring.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.4.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cashflows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for changes in loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Company uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc, are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.6 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Due from financial institutions	~~W~~	467,246	~~W~~	245,400
Loans at amortized cost		10,000		10,000
Other financial assets		22,866		16,207

	~~W~~	500,112	~~W~~	271,607

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

Loans as of June 30, 2018 are classified as follows:

(In millions of Korean won)

June 30, 2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non- impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	10,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	10,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Loans as of December 31, 2017 are classified as follows:

(In millions of Korean won)	December 31, 2017
	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	10,000	100.00
Past due but not impaired		—	—
Impaired		—	—

		10,000	100.00

Less: Allowances		—	—

Carrying amount	~~W~~	10,000	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

Corporate Loans
(In millions of Korean won)	December 31, 2017
Grade 1	~~W~~	10,000
Grade 2		—
Grade 3		—
Grade 4		—
Grade 5		—

	~~W~~	10,000

Credit quality of loan is graded according to the probability of default:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Due from Financial Institutions as of June 30, 2018 are classified as follows:

(In millions of Korean won)

June 30, 2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Corporate
Grade 1	~~W~~	467,246	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	467,246
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	467,246	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	467,246

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

(In millions of Korean won)	December 31, 2017
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

Details of the Company’s corporate loans by industry as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

(In millions of Korean won)	December 31, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

Details of the Company’s due from financial institutions by industry as of June 30, 2018 is as follows:

(In millions of Korean won)	June 30, 2018
	Amount		%	Allowances		Carrying amount
Financial institutions	~~W~~	467,246	100.00	~~W~~	—	~~W~~	467,246

	~~W~~	467,246	100.00	~~W~~	—	~~W~~	467,246

Details of the Company’s due from financial institutions by country as of June 30, 2018 is as follows:

(In millions of Korean won)	June 30, 2018
	Amount		%	Allowances		Carrying amount
Korea	~~W~~	467,246	100.00	~~W~~	—	~~W~~	467,246

	~~W~~	467,246	100.00	~~W~~	—	~~W~~	467,246

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

The remaining contractual maturity of financial assets and liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)

	June 30, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	57,273	~~W~~	240,106	~~W~~	170,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	467,716
Financial assets at fair value through profit or loss[2]		—		—		—		—		—		286,433		286,433
Loans at amortized cost		—		10,204		—		—		—		—		10,204
Other financial assets		—		6,111		—		15,059		—		—		21,170

	~~W~~	57,273	~~W~~	256,421	~~W~~	170,337	~~W~~	15,059	~~W~~	—	~~W~~	286,433	~~W~~	785,523

Financial liabilities
Debentures	~~W~~	—	~~W~~	4,275	~~W~~	356,069	~~W~~	942,795	~~W~~	3,636,730	~~W~~	1,155,888	~~W~~	6,095,757
Other financial liabilities		—		6,549		—		3,386		—		—		9,935

	~~W~~	—	~~W~~	10,824	~~W~~	356,069	~~W~~	946,181	~~W~~	3,636,730	~~W~~	1,155,888	~~W~~	6,105,692

(In millions of Korean won)

	December 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	245,437	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,437
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		284,485		284,485
Loans		—		—		—		10,096		—		—		10,096
Other financial assets		—		795		—		14,699		—		—		15,494

	~~W~~	245,437	~~W~~	795	~~W~~	—	~~W~~	24,795	~~W~~	—	~~W~~	284,485	~~W~~	555,512

Financial liabilities
Debts	~~W~~	—	~~W~~	494	~~W~~	300,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,956
Debentures		—		2,726		24,121		767,259		3,592,586		1,192,247		5,578,939
Other financial liabilities		—		19,942		—		—		—		—		19,942

	~~W~~	—	~~W~~	23,162	~~W~~	324,583	~~W~~	767,259	~~W~~	3,592,586	~~W~~	1,192,247	~~W~~	5,899,837

[1]	The amount of ~~W~~ 3 million, which is restricted due from the financial institutions as of June 30, 2018 and December 31, 2017, is excluded.
[2]

Financial assets at fair value through profit or loss and financial assets designated at fair value through profit or loss are hybrid capital instruments and are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Company is exposed to interest rate risks associated with non-trading positions. The Company classifies exposures to market risk into either trading or non-trading positions. The Company measures and manages market risk separately for each subsidiary.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	286,433	~~W~~	286,433
Financial assets at amortized cost
Due from financial institutions		467,246		467,246
Loans		10,000		10,000
Other financial assets		22,866		22,866

	~~W~~	786,545	~~W~~	786,545

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,642,417	~~W~~	5,592,206
Other financial liabilities		21,974		21,974

	~~W~~	5,664,391	~~W~~	5,614,180

(In millions of Korean won)	December 31, 2017
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	284,485	~~W~~	284,485
Loans and receivables
Due from financial institutions		245,400		245,400
Loans		10,000		10,000
Other financial assets		16,207		16,207

	~~W~~	556,092	~~W~~	556,092

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	300,000	~~W~~	300,000
Debentures		5,162,600		5,094,561
Other financial liabilities		29,963		29,963

	~~W~~	5,492,563	~~W~~	5,424,524

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of June 30, 2018 and December 31, 2017, is as follows:

(In millions of Korean won)	June 30, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	286,433	~~W~~	286,433

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	284,485	~~W~~	284,485

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	57,246	~~W~~	410,000	~~W~~	467,246
Loans at amortized cost[2]		—		—		10,000		10,000
Other financial assets[3]		—		—		22,866		22,866

	~~W~~	—	~~W~~	57,246	~~W~~	442,866	~~W~~	500,112

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,592,206	~~W~~	—	~~W~~	5,592,206
Other financial liabilities[3]		—		—		21,974		21,974

	~~W~~	—	~~W~~	5,592,206	~~W~~	21,974	~~W~~	5,614,180

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	245,400	~~W~~	—	~~W~~	245,400
Loans[2]		—		—		10,000		10,000
Other financial assets[3]		—		—		16,207		16,207

	~~W~~	—	~~W~~	245,400	~~W~~	26,207	~~W~~	271,607

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	300,000		—	~~W~~	300,000
Debentures		—		5,094,561		—		5,094,561
Other financial liabilities[3]		—		—		29,963		29,963

	~~W~~	—	~~W~~	5,394,561	~~W~~	29,963	~~W~~	5,424,524

[1]

Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values. And due from financial institutions classified as level 3 are due from financial institutions with residual maturity of less than 3 months, carrying amounts are reasonable approximations of fair values.

[2]	Because loans at amortized cost and loans classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For debts classified as level 2, carrying amounts are reasonable approximations of fair values.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	June 30, 2018		December 31, 2017
Financial liabilities
Debentures	~~W~~	5,592,206	~~W~~	5,094,561	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss
Beginning balance	~~W~~	284,485
Total gains or losses
- Profit or loss for the period		1,948
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	286,433

(In millions of Korean won)	2017
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	246,656
Total gains or losses
- Profit or loss for the period		(1,189)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	295,467

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Gains (losses) from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,948	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	1,948	~~W~~	—	~~W~~	—

(In millions of Korean won)	2017
	Gains (losses) from financial investments at fair value through profit or loss (under Korean IFRS 1039)		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(1,189)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(1,189)	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	286,433	Hull and White Model,	Discount rate	2.25~5.17	The lower the discount rate, the higher the fair value
			Monte Carlo Simulation	Volatility of interest rate	0.50	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	284,485	Hull and White Model,	Discount rate	2.44 ~ 5.10	The lower the discount rate, the higher the fair value
			Monte Carlo Simulation, DCF Model	Volatility of interest rate	0.50	The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

34

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	7,153	~~W~~	(6,990)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	8,563	~~W~~	(8,314)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

6. Due from Financial Institution

Details of due from financial institution as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of June 30, 2018)	June 30, 2018		December 31, 2017
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.70	~~W~~	466,625	~~W~~	46,062
		Standard Chartered Bank	1.30		621		60,694
		BNK Busan Bank	—		—		138,644

				~~W~~	467,246	~~W~~	245,400

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	467,243	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	467,243

(In millions of Korean won)	December 31, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	245,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,397

Restricted cash from financial institution as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2018		December 31, 2017		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial Assets at Fair Value through Profit or Loss and Financial Assets at Fair Value through Profit or Loss (under Korean IFRS 1039)

Details of financial assets at fair value through profit or loss and financial assets at fair value through profit or loss (under Korean IFRS 1039) as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Financial Assets at Fair Value through Profit or Loss and Financial Assets at Fair Value through Profit or Loss (under Korean IFRS 1039) Derivative—linked securities	~~W~~	286,433	~~W~~	284,485

8. Loans at Amortized Cost

Details of loans at amortized cost as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Loans at amortized cost	~~W~~	10,000	~~W~~	10,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	10,000	~~W~~	10,000

36

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

9. Investments in Subsidiaries

Details of subsidiaries as of June 30, 2018, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of June 30, 2018		June 30, 2018		December 31, 2017
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	21,492,128	100.00		573,811		573,811
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	24,062,116	~~W~~	24,062,116

Changes in accumulated impairment losses on investments in subsidiaries for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

[1]

The environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

10. Property and Equipment

Details of property and equipment as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	937	~~W~~	(786)	~~W~~	—	~~W~~	151
Equipment and others		3,770		(3,193)		—		577

	~~W~~	4,707	~~W~~	(3,979)	~~W~~	—	~~W~~	728

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	823	~~W~~	(747)	~~W~~	—	~~W~~	76
Equipment and others		3,675		(3,054)		—		621

	~~W~~	4,498	~~W~~	(3,801)	~~W~~	—	~~W~~	697

11. Intangible Assets

Details of intangible assets as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,072	~~W~~	(2,659)	~~W~~	—	~~W~~	413
Membership rights		9,623		—		(1,864)		7,759
Other intangible assets		4,174		(3,626)		—		548

	~~W~~	16,869	~~W~~	(6,285)	~~W~~	(1,864)	~~W~~	8,720

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,072	~~W~~	(2,580)	~~W~~	—	~~W~~	492
Membership rights		9,657		—		(1,864)		7,793
Other intangible assets		4,116		(3,537)		—		579

	~~W~~	16,845	~~W~~	(6,117)	~~W~~	(1,864)	~~W~~	8,864

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,892	~~W~~	—	~~W~~	2,892
Membership rights		512		—		512
Defined benefit obligation		1,596		—		1,596
Plan assets		—		(1,320)		(1,320)
Short-term employee benefits		540		—		540
Gains (loss) on valuation of hybrid capital instruments		3,731		—		3,731
Others		206		(196)		10

		9,477		(1,516)		7,961

Offsetting of deferred tax assets and liabilities		(1,516)		1,516		—

	~~W~~	7,961	~~W~~	—	~~W~~	7,961

(In millions of Korean won)	December 31, 2017
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	4,158	~~W~~	—	~~W~~	4,158
Membership rights		513		—		513
Defined benefit obligation		1,597		—		1,597
Plan assets		—		(948)		(948)
Short-term employee benefits		571		—		571
Gains (loss) on valuation of hybrid capital instruments		4,267		—		4,267
Others		124		—		124

		11,230		(948)		10,282

Offsetting of deferred tax assets and liabilities		(948)		948		—

	~~W~~	10,282	~~W~~	—	~~W~~	10,282

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

13. Other Assets

Details of other assets as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other financial assets
Receivables	~~W~~	5,774	~~W~~	55
Accrued income		2,114		1,635
Guarantee deposits		14,978		14,517

		22,866		16,207

Other non-financial assets
Receivables		587,674		463,012
Prepaid expenses		780		1,532
Advanced payments		37		38

		588,491		464,582

	~~W~~	611,357	~~W~~	480,789

14. Debts

Debts as of June 30, 2018 and December 31, 2017, consist of:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Borrowings	~~W~~	—	~~W~~	300,000

Details of borrowings as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Lender	Annual interest rates (%) As of June 30, 2018	June 30, 2018		December 31, 2017
Borrowings in Korean won	Other borrowings	SK Securities Co.,Ltd.	—	~~W~~	—	~~W~~	150,000
		KB Securities Co., Ltd	—		—		150,000

				~~W~~	—	~~W~~	300,000

The maturities of debts as of December 31, 2017, are as follows:

(In millions of Korean won)	December 31, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

15. Debentures

Details of debentures as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) As of June 30, 2018	June 30, 2018		December 31, 2017
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46	~~W~~	130,000	~~W~~	130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65		70,000		70,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98		—		150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07		80,000		80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09		130,000		130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		170,000		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-1	Aug. 25, 2016	Aug. 24, 2018	1.35		200,000		200,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		150,000		150,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		—
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		—
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		—
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		—
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		—
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		—
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		—
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		—
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		—

					5,650,000		5,170,000
		Less: Bond Discounts			(7,583)		(7,400)

				~~W~~	5,642,417	~~W~~	5,162,600

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

The maturities of debentures as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	330,000	~~W~~	210,000	~~W~~	650,000	~~W~~	1,830,000	~~W~~	2,630,000	~~W~~	5,650,000

(In millions of Korean won)	December 31, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	150,000	~~W~~	540,000	~~W~~	1,810,000	~~W~~	2,670,000	~~W~~	5,170,000

Changes in debentures based on face value for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,170,000	~~W~~	630,000	~~W~~	(150,000)	~~W~~	5,650,000

(In millions of Korean won)	2017
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	3,480,000	~~W~~	1,330,000	~~W~~	(150,000)	~~W~~	4,660,000

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Changes in the defined benefit obligation for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)
Current service cost		982		—		982
Interest cost (income)		239		(242)		(3)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		101		101
Payments from plans (benefit payments)		(1,224)		1,224		—
Payments from the Company		(39)		—		(39)
Transfer in		2,528		(2,528)		—
Transfer out		(1,865)		1,865		—

Ending	~~W~~	17,215	~~W~~	(16,375)	~~W~~	840

(In millions of Korean won)
	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)
Current service cost		977		—		977
Interest cost (income)		195		(197)		(2)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		74		74
Payments from plans (benefit payments)		(2,055)		2,055		—
Payments from the Company		(63)		—		(63)
Transfer in		2,430		(2,430)		—
Transfer out		(1,278)		1,278		—

Ending	~~W~~	15,281	~~W~~	(14,488)	~~W~~	793

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Details of the net defined benefit liabilities (asset) as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Present value of defined benefit obligation	~~W~~	17,215	~~W~~	16,594
Fair value of plan assets		(16,375)		(16,795)

Net defined benefit liabilities (asset)	~~W~~	840	~~W~~	(201)

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	982	~~W~~	977
Net interest expenses of net defined benefit liabilities		(3)		(2)

Post-employment benefits	~~W~~	979	~~W~~	975

17. Other Liabilities

Details of other liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other financial liabilities
Payables	~~W~~	5,865	~~W~~	19,442
Accrued expenses		16,109		10,521

		21,974		29,963

Other non-financial liabilities
Payables		11,388		36,899
Accrued expenses		105,770		137,243
Withholding taxes		297		730

		117,455		174,872

	~~W~~	139,429	~~W~~	204,835

18. Equity

18.1 Share Capital

Details of share capital and number of issued shares as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018		December 31, 2017
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

44

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Changes in shares outstanding for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Beginning	399,037,583	398,357,724
Increase	—	—
Decrease	(2,803,909)	(1,792,500)

Ending	396,233,674	396,565,224

18.2 Capital Surplus

Details of capital surplus as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646

	~~W~~	14,742,814	~~W~~	14,742,814

18.3 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Remeasurements of net defined benefit liabilities	~~W~~	(5,306)	~~W~~	(5,233)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(101)	~~W~~	28	~~W~~	(5,306)

(In millions of Korean won)	2017
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,742)	~~W~~	(74)	~~W~~	18	~~W~~	(4,798)

18.4 Retained Earnings

Details of retained earnings as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Legal reserves	~~W~~	390,216	~~W~~	334,873
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,374		2,498
Retained earnings before appropriation		1,923,022		1,735,008

	~~W~~	3,297,612	~~W~~	3,054,379

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Beginning	~~W~~	2,374	~~W~~	2,498
Estimated amounts subject to provision (reversal)		654		(124)

Ending	~~W~~	3,028	~~W~~	2,374

The adjustments to the regulatory reserve for credit losses for the three-month and the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won, except per share amounts)	2018
	Three months		Six months
Provision of regulatory reserve for credit losses	~~W~~	(70)	~~W~~	654
Adjusted profit after provision of regulatory reserve for credit losses[1]		(38,048)		1,009,307
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		(95)		2,540
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		(95)		2,527

(In millions of Korean won, except per share amounts)	2017
	Three months		Six months
Provision of regulatory reserve for credit losses	~~W~~	(1,997)	~~W~~	(1,756)
Adjusted profit after provision of regulatory reserve for credit losses[1]		(37,641)		642,072
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		(94)		1,618
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		(93)		1,610

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

18.5 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won and in number of shares)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		2,803,909		—		21,877,863
Carrying amount[1]	~~W~~	(755,973)	~~W~~	(180,221)	~~W~~	—	~~W~~	(936,194)

[1]	In order to increase shareholder value, the Company entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. in the fourth quarter of 2017.

(In millions of Korean won and in number of shares)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,753,813		1,792,500		—		21,546,313
Carrying amount[1]	~~W~~	719,090	~~W~~	82,111	~~W~~	—	~~W~~	801,201

[1]	The trust agreement with Samsung Securities Co., Ltd. is terminated as the agreement was expired during the six month period ended June 30, 2017.

19. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2017, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 766,728 million, were paid in April 2018. The dividends paid to the shareholders of the Company in 2017 were ~~W~~ 497,969 million (~~W~~1,250 per share).

20. Net Interest Expense

Interest income (expense) and net interest expense for the three-month and the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	2,234	~~W~~	3,120	~~W~~	2,020	~~W~~	2,434
Loans at amortized cost		51		105		—		50

Other		59		117		63		126

		2,344		3,342		2,083		2,610

Interest expense
Debts		1		973		4,362		5,551

Debentures		31,261		59,388		21,272		40,053

		31,262		60,361		25,634		45,604

Net interest expense	~~W~~	(28,918)	~~W~~	(57,019)	~~W~~	(23,551)	~~W~~	(42,994)

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

21. Net Fee and Commission Expense

Fee and commission income (expense) and net fee and commission expense for the three-month and the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Fee and commission income
Fees in Korean won	~~W~~	152	~~W~~	269	~~W~~	168	~~W~~	336
Fee and commission expense
Fees paid in Korean won		2,547		3,828		4,416		5,255
Fees paid in foreign currency		—		72		1		82

		2,547		3,900		4,417		5,337

Net fee and commission expense	~~W~~	(2,395)	~~W~~	(3,631)	~~W~~	(4,249)	~~W~~	(5,001)

22. Net Gains on Financial assets at fair value through profit or loss and Net Gains on Financial assets at fair value through profit or loss (under Korean IFRS 1039)

Net gains on financial assets at fair value through profit or loss and net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039) consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Gains related to financial instruments at fair value through profit or loss (under Korean IFRS 1039)
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	~~W~~	—	~~W~~	—	~~W~~	2,467	~~W~~	6,074
Gains related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss		6,123		8,732		—		—
Losses related to financial instruments at fair value through profit or loss (under Korean IFRS 1039)
Financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		—		1,141		1,189
Losses related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss		—		—		—		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	6,123	~~W~~	8,732	~~W~~	1,326	~~W~~	4,885

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

23. Net Other Operating Income

Other operating income or other operating expense for the three-month and the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	1,089,556	~~W~~	—	~~W~~	693,660
Dividend income from associate		—		—		—		15,884

		—		1,089,556		—		709,544

Net other operating income	~~W~~	—	~~W~~	1,089,556	~~W~~	—	~~W~~	709,544

24. General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Employee benefits
Salaries and other short-term employee benefits—Salaries	~~W~~	5,659	~~W~~	11,763	~~W~~	5,331	~~W~~	10,975
Salaries and other short-term employee benefits—Others		1,013		1,940		1,062		1,906
Post-employment benefits—defined benefit plans		490		979		487		975
Post-employment benefits—defined contribution plans		—		—		—		1
Share-based payments		(583)		(145)		2,699		3,943

		6,579		14,537		9,579		17,800

Depreciation and amortization		180		347		170		347

Other general and administrative expenses
Travel		239		293		263		361
Communications		135		320		107		299
Tax and dues		79		231		43		163
Publication		89		130		74		117
Rental expense		351		722		389		738
Vehicle		39		62		36		64
Service fees		2,857		4,940		2,087		3,287
Advertising		82		466		18		388
Training		157		321		172		379
Others		1,324		2,859		1,458		2,668

		5,352		10,344		4,647		8,464

	~~W~~	12,111	~~W~~	25,228	~~W~~	14,396	~~W~~	26,611

Share-based Payments

The Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Details of stock grants linked to long-term performance as of June 30, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant	—	5,415	Satisfied in 2012
Deferred grant	—	588	Satisfied in 2013
Deferred grant	—	15,154	Satisfied in 2015
Deferred grant	—	14,538	Satisfied in 2016
Deferred grant	—	85,491	Satisfied in 2017

Kookmin Bank		227,429

Series 69	Jan 01, 2017	168,360	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3]
Series 71	Aug 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3]
Series 72	Aug 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3]
Series 73	Nov 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4]
Series 74	Jan 01, 2018	190,536	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3]
Deferred grant	—	33,050	Satisfied in 2015
Deferred grant	—	110,967	Satisfied in 2016
Deferred grant	—	150,212	Satisfied in 2017

		690,884

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Other subsidiaries
Stock granted in 2010	—	366	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,9]
Stock granted in 2011	—	601
Stock granted in 2012	—	2,048
Stock granted in 2013	—	3,097
Stock granted in 2014	—	4,628
Stock granted in 2015	—	66,655
Stock granted in 2016	—	121,998
Stock granted in 2017	—	234,508
Stock granted in 2018	—	91,327

		525,228

		1,443,541

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the relative TSR, Performance Results, Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.

[4]	30% and 70% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR and Evaluation of the Bank president’s performance, respectively.
[5]

40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR , respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

[6]

35%, 35%, 20%, 5% and 5% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS, Asset Quality, HCROI and nonbanking segment profit, respectively.

[7]

50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

[8]

40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Company and relative TSR , respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.

[9]

30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performances as of June 30, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	7,099	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	56,639	Satisfied
Stock granted in 2016	Jan. 01, 2016	83,424	Satisfied
Stock granted in 2017	Jan. 01, 2017	80,331	Satisfied
Stock granted in 2018	Jan. 01, 2018	47,899	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	68,444	Satisfied
Stock granted in 2016	—	154,997	Satisfied
Stock granted in 2017	—	196,483	Satisfied
Stock granted in 2018	—	118,182	Proportional to service period

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as June 30, 2018 and December 31, 2017, are ~~W~~ 103,122 million and ~~W~~ 133,496 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are ~~W~~ 92,606 million and ~~W~~ 118,375 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~ (145) million and ~~W~~ 3,943 million were recognized as an expense for the six-month periods ended June 30, 2018 and 2017, respectively.

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Non-operating income
Others	~~W~~	121	~~W~~	430	~~W~~	547	~~W~~	603

		121		430		547		603

Non-operating expenses
Impairment losses on intangible assets		—		—		52		69
Donation		136		531		440		568
Others		—		—		6		6

		136		531		498		643

Non-operating income (expenses)	~~W~~	(15)	~~W~~	(101)	~~W~~	49	~~W~~	(40)

26. Income Tax Expense

Details of income tax benefit for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		(2,320)		551
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(28)		(18)

Income tax benefit	~~W~~	(2,348)	~~W~~	533

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2018
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	21,877,863	21,288,504

Weighted average number of ordinary shares outstanding (A—B)	396,233,674	396,823,033

(In number of shares)	2017
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	21,546,313	21,336,189

Weighted average number of ordinary shares outstanding (A—B)	396,565,224	396,775,348

Basic earnings per share

(In Korean won and in number of shares)	2018
	Three months		Six months
Profit attributable to ordinary shares[1] (C)	~~W~~	(38,118,724,150)	~~W~~	1,009,960,318,894
Weighted average number of ordinary shares outstanding (D)		396,233,674		396,823,033
Basic earnings per share (E = C / D)	~~W~~	(96)	~~W~~	2,545

(In Korean won and in number of shares)	2017
	Three months		Six months
Profit attributable to ordinary shares[1] (C)	~~W~~	(39,638,272,373)	~~W~~	640,315,999,923
Weighted average number of ordinary shares outstanding (D)		396,565,224		396,775,348
Basic earnings per share (E = C / D)	~~W~~	(100)	~~W~~	1,614

[1]	Profit attributable to ordinary shares is the same as profit for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit to calculate diluted earnings per share:

(In Korean won)	2018
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	(38,118,724,150)	~~W~~	1,009,960,318,894
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	(38,118,724,150)	~~W~~	1,009,960,318,894

(In Korean won)	2017
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	(39,638,272,373)	~~W~~	640,315,999,923
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	(39,638,272,373)	~~W~~	640,315,999,923

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	2018
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,233,674	396,823,033
Adjustment
Stock grants	2,258,465	2,473,916
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,492,139	399,296,949

(In number of shares)	2017
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,565,224	396,775,348
Adjustment
Stock grants	1,779,299	1,967,124
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,344,523	398,742,472

Diluted earnings per share : for the three-month and six-month periods ended June 30, 2018 and 2017

(in Korean won and in number of shares)	2018
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	(38,118,724,150)	~~W~~	1,009,960,318,894
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,492,139		399,296,949
Diluted earnings per share	~~W~~	(96)	~~W~~	2,529

(In Korean won and in number of shares)	2017
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	(39,638,272,373)	~~W~~	640,315,999,923
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,344,523		398,742,472
Diluted earnings per share	~~W~~	(100)	~~W~~	1,606

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

28. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Due from financial institutions	~~W~~	467,246	~~W~~	245,400
Restricted cash from financial institutions		(3)		(3)

	~~W~~	467,243	~~W~~	245,397

Significant non-cash transactions for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Changes in receivables and payables from consolidated tax	~~W~~	149,963	~~W~~	(371,452)
Changes in receivables and payables relating to share grants		(25,769)		17,097
Changes in other payables related with acquisition of subsidiaries		—		1,623

Cash inflows and outflows due to interest and dividends for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	Activity	2018		2017
Prepaid income tax expense	Operating	~~W~~	1,049	~~W~~	879
Interest received	Operating		2,314		2,516
Interest paid	Operating		55,953		44,563
Dividends received	Operating		1,096,369		715,250
Dividends paid	Financing		766,728		497,969

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018				December 31, 2017
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
Standard Chartered Bank Korea Ltd	~~W~~	—	~~W~~	—	~~W~~	250,000	~~W~~	—
NongHyup Bank		—		—		150,000		—
Woori Bank		—		—		80,000		—

KEB Hana Bank		50,000		—		50,000		—

	~~W~~	50,000	~~W~~	—	~~W~~	530,000	~~W~~	—

30. Related Party Transactions

Significant related party transactions for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)			2018	2017
Subsidiaries	Kookmin Bank	Interest income	2,953	2,498
		Fee and commission income	266	303
		Net other operating income	640,132	359,493
		General and administrative expenses	2,613	1,973
	KB Securities Co., Ltd.	Net other operating income	139,157	—
		General and administrative expenses	528	426
	KB Insurance Co., Ltd.	Net other operating income	49,875	15,884
		General and administrative expenses	487	432
	KB Kookmin Card Co., Ltd.	Net other operating income	180,044	250,056
		General and administrative expenses	393	268
		Net non-operating income	2	2
	KB Life Insurance Co., Ltd.	General and administrative expenses	57	8
	KB Asset Management Co., Ltd.	Net other operating income	50,000	50,000
	KB Capital Co., Ltd.	Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)	—	4,885
		Net gains on financial assets at fair value through profit or loss	8,732	—
		Net other operating income	10,746	5,590
		General and administrative expenses	—	34
	KB Savings Bank Co., Ltd.	Net other operating income	8,802	5,521
	KB Real Estate Trust. Co., Ltd.	Net other operating income	10,800	20,000
	KB Investment Co., Ltd.	Interest income	101	—
		Net other operating income	—	3,000
	KB Data Systems Co., Ltd.	General and administrative expenses	633	591

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)			June 30, 2018	December 31, 2017
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	466,625	46,062
		Other assets	422,667	283,610
		Other liabilities	2,193	2,837
	KB Securities Co., Ltd.	Other assets	47,354	18,630
		Other liabilities	528	26,192
	KB Insurance Co., Ltd.	Other assets	48,687	13,991
		Other liabilities	268	—
	KB Kookmin Card Co., Ltd.	Other assets	46,516	107,637
		Other liabilities	828	569
	KB Life Insurance Co., Ltd.	Other assets	3,534	5,404
		Other liabilities	7,252	7,647
	KB Asset Management Co., Ltd.	Other assets	9,625	23,223
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss(Under Korean IFRS 1039)	—	284,485
		Financial assets at fair value through profit or loss	286,433	—
		Other assets	13,991	4,928
	KB Savings Bank Co., Ltd.	Other assets	1,602	4,824
	KB Real Estate Trust Co., Ltd.	Other assets	9,175	12,488
	KB Investment Co., Ltd.	Loans at amortized cost	10,000	10,000
		Other assets	1,090	1,481
		Other liabilities	2	—
	KB Credit Information Co., Ltd.	Other assets	948	1,160
		Other liabilities	—	16
	KB Data Systems Co., Ltd.	Tangible Asset	3	214
		Other assets	1,230	2,735
		Other liabilities	141	98

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 9 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by a related party as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)			June 30, 2018		December 31, 2017
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,564	~~W~~	1,431

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

June 30, 2018 and 2017(Unaudited), and December 31, 2017

Compensation to key management for the six-month periods ended June 30, 2018 and 2017, consists of:

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	606	~~W~~	11	~~W~~	76	~~W~~	693
Registered director (non-executive)		292		—		—		292
Non-registered director		1,308		46		(221)		1,133

	~~W~~	2,206	~~W~~	57	~~W~~	(145)	~~W~~	2,118

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	347	~~W~~	11	~~W~~	675	~~W~~	1,033
Registered director (non-executive)		262		—		—		262
Non-registered director		1,678		65		3,268		5,011

	~~W~~	2,287	~~W~~	76	~~W~~	3,943	~~W~~	6,306